Popular Total Return Fund, Inc.

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

May 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Popular Total Return Fund, Inc.

Pre-Effective Amendment No. 5 to the Registration Statement on Form N-1A

(File Nos. 333-259161 and 811-23695)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Popular Total Return Fund, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 5 to its Registration Statement on Form N-1A (File No. 333-259161) (the “Amendment”) so that the Amendment is declared effective at 3:30 p.m., Eastern Time, on May 9, 2022, or as soon as practicable thereafter. Popular Securities, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jesse C. Kean of Sidley Austin LLP at (212) 839-8615.

Very truly yours,

Popular Total Return Fund, Inc.

By:	/s/ Juan O. Guerrero Preston
Name: Juan O. Guerrero Preston
Title: President

Popular Securities LLC

By:	/s/ Juan O. Guerrero Preston
Name: Juan O. Guerrero Preston
Title: Member, Board of Managers